UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Information

Results of the annual meeting of shareholders

On September 30, 2020, the Company held its annual shareholders’ meeting for the fiscal year 2020. All of the resolutions submitted to the Company’s shareholders at the above meeting were duly approved and passed.

Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited.

The Company’s wholly-owned subsidiary, MakeMyTrip FZ LLC, entered into an agreement with Ctrip.com (Hong Kong) Limited, an affiliate of our largest shareholder, on August 18, 2020 for a $70 million revolving credit facility, as previously disclosed on 21 August, 2020. This Form 6-K is being filed to exhibit the agreement as Exhibit 99.1 hereto.

The facility will be used to finance the Company’s business. The facility is available for a term of two years from the date of the first drawdown, and loans under the facility will bear interest at a rate of LIBOR plus an adjustable margin. The facility contains customary affirmative and negative covenants and events of defaults. As of September 30, 2020, the facility remained undrawn. This description of the facility does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement attached hereto.

Exhibit

99.1	Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman

EXHIBIT INDEX

99.1	Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited.